Voiceover Transcript

Drew Carey, Host of "The Price is Right":
"I just want to thank the Grilled Cheese Truck guys are right over there they fed everybody the audience."

Street Interviewee 01:
"Do you want to know the truth? I came all the way from Arizona to try this food here in the truck."

Newscaster:
"…Evolved into serious cuisine on wheels."

Voiceover Announcer:
"One of the hottest trucks on the streets of LA was inspired by the most basic comfort food: grilled cheese sandwiches."

Street Interviewee 02:
"[inaudible] …Like 'there's the Grilled Cheese Truck; oh my gosh!'"

Candice Kumai, Chef/Food Writer:
"What makes the grilled cheese truck so uni is what they put on the outside of the bread."

Dave Danhi, Chief Creative Officer, The Grilled Cheese Truck:
"It's not comfort food; it's what I call a culinary common denominator."

Candice Kumai, Chef/Food Writer:
"…And you can just think of like a dream sandwich, like this would be it…"

Dave Danhi, Chief Creative Officer, The Grilled Cheese Truck:
"We've been overly embraced by the by the media and again the sandwich and with what I've done with it."

ABC-7 Newscaster Voiceover:
"We teamed up with citysearch.com to bring you the top 7 food trucks. At number one it's all about bread cheese and butter."

Mar Yvette, Citysearch.com:
"Here we are at the Grilled Cheese Truck…"

Rachel Ray, Celebrity Chef:
"Now THIS is a brilliant idea - a grilled cheese truck; so cheesy and fabulous…"

Dave Danhi, Chief Creative Officer, The Grilled Cheese Truck:
"Within the first year we were on the Food Network; on 'Unwrapped' which is one of their bigger shows; we were on Cooking Channel's 'Unique Eats", and these are shows that they keep reshowing and every time it's on I hear about it on Twitter and Facebook – internationally at this point."

Location Reporter:
"Five of L.A.'s celebrated food trucks will be participating at Latitude 33."

Newscaster Voiceover:
"The Grilled Cheese Truck has people lining up around the block and coming in from out of state just to get a taste."

Dave Danhi, Chief Creative Officer, The Grilled Cheese Truck:

"About a year-and-a-half ago I was lucky enough to go to Southeast Asia you got to experience the street food there and the culture of it, and it really woke me up to the fact that this country doesn't have a street food culture at all."

"…Here's a venue where they can go and have a phenomenal, unique meal and still enjoy quality product without you know a lot of money."

"…Two days after I did that first Tweet, we were on the homepage of MSNBC, which gets about 4 million hits a day. Our followers became a very big part of decision-making."

Interviewer Voiceover:
"What makes the grilled cheese Truck unique?"

Dave Danhi, Chief Creative Officer, The Grilled Cheese Truck:
"We're the only one out there that's doing what we do. Everything on our truck we make from scratch; from all of our sauces, the mac and cheese recipe I've developed, which is an evolutionary recipe…"

A.J. Cervantes, Chairman, Big Cheese, LLC:
"…It's proven; it's quality; it's something unique in the marketplace, and it's something that has the ability to go the distance and become not just an emerging growth public company, but a major public company on a long-term basis."

Dave Danhi Voiceover:
"I saw just the masses of people there that are just grilled cheese lovers and realized that there's a need for a grilled cheese truck."

Street Interviewee:
"You get this really good food at fancy restaurants and things; it's kind of a twist to be able to order in the parking lot."

Dave Danhi, Chief Creative Officer, The Grilled Cheese Truck:
"I see the grilled cheese truck not only being a truck, but going into brick and mortar, which I… the working name is 'The Grilled Cheese Truck Stop' and seeing this in every airport, concert venue, college campus, mall food courts even little kiosks in the middle of the parking lot - that type building."

Title:

Join the Movement

The Grilled Cheese Truck Revolution

The Grilled Cheese Truck

TRT: 3:38